Penfolds
Australia's Most Famous Wine

02 MAR 14 AM 8:50

ROSEMOUNT ESTATE
The prestige wine of Australia

LINDEMANS
making life more enjoyable

02015867

1 March 2002

The Manager
Stop 3-9
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street N W
WASHINGTON D C 20549

SEC EXEMPTION NO 82-2692

SUPPL

PROCESSED
MAR 29 2002
THOMSON FINANCIAL

Dear Sir/Madam

SOUTHCORP LIMITED - FILE 82-2692

We enclose herewith for filing a copy of notice that were lodged with the Australian Stock Exchange today.

The notice is to be filed with respect to the Company's obligation pursuant to Rule 12g3-2(b). Please acknowledge receipt of this letter by stamping and returning the enclosed copy in the self addressed envelope provided for your convenience.

Yours faithfully
SOUTHCORP LIMITED

M M HUDSON
COMPANY SECRETARY

dlw 3/14

Encl

cc: Mark R. Saunders, Greenberg Traurig

SOUTHCORP
Southcorp Limited ABN 80 007 722 643
403 Pacific Highway, Artarmon NSW 2064, P.O. Box 366, Artarmon NSW 1570, Australia
Telephone +61 2 9465 1000 Facsimile: +61 2 9465 1100

Facsimile 1300 300 021

1 March 2002

Manager Announcements
Company Announcements Office
Australian Stock Exchange Limited
10th Floor
20 Bond Street
SYDNEY NSW 2000

Dear Sir/Madam

ALLOTMENT OF SHARES ON EXERCISE OF OPTIONS

We advise that 10,000 additional fully paid ordinary shares in the capital of the Company were allotted on the exercise of options pursuant to the Southcorp Executive Share and Option Plan, as follows:

Date Shares Allotted	Number of Shares	Option Exercise Price	Date Options Granted
27 February 2002	10,000	$5.17	30 October 1998

Application will be made by the Company for quotation of the shares by Australian Stock Exchange Limited.

Yours faithfully
SOUTHCORP LIMITED

M M HUDSON
COMPANY SECRETARY

26 February 2002

The Manager
Stop 3-9
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street N W
WASHINGTON D C 20549

SEC EXEMPTION NO 82-2692

Dear Sir/Madam

SOUTHCORP LIMITED - FILE 82-2692

We enclose herewith for filing a copy of notice that were lodged with the Australian Stock Exchange today.

The notice is to be filed with respect to the Company's obligation pursuant to Rule 12g3-2(b). Please acknowledge receipt of this letter by stamping and returning the enclosed copy in the self addressed envelope provided for your convenience.

Yours faithfully
SOUTHCORP LIMITED

M M HUDSON
COMPANY SECRETARY

Encl

cc: Mark R. Saunders, Greenberg Traurig

Penfolds
Australia's Most Famous Wine

ROSEMOUNT ESTATE
The prestige wine of Australia

LINDEMANS
making life more enjoyable

Facsimile 1300 300 021

26 February 2002

Manager Announcements
Company Announcements Office
Australian Stock Exchange Limited
10th Floor
20 Bond Street
SYDNEY NSW 2000

Dear Sir/Madam

ALLOTMENT OF SHARES ON EXERCISE OF OPTIONS

We advise that 50,000 additional fully paid ordinary shares in the capital of the Company were allotted on the exercise of options pursuant to the Southcorp Executive Share and Option Plan, as follows:

Date Shares Allotted	Number of Shares	Option Exercise Price	Date Options Granted
25 February 2002	50,000	$5.38	12 November 1999

In addition, we advise that 333,333 additional fully paid ordinary shares in the capital of the Company were allotted to one former executive on the exercise of options pursuant to the Managing Director Share Option Deed, as follows:

Date Shares Allotted	Number of Shares	Option Exercise Price	Date Options Granted
25 February 2002	333,000	$5.47	29 October 1999

Application will be made by the Company for quotation of the shares by Australian Stock Exchange Limited.

Yours faithfully
SOUTHCORP LIMITED

M M HUDSON
COMPANY SECRETARY

SOUTHCORP
Southcorp Limited ABN 80 007 722 643
403 Pacific Highway, Artarmon NSW 2064, P.O. Box 366, Artarmon NSW 1570, Australia
Telephone +61 2 9465 1000 Facsimile: +61 2 9465 1100

Australia's Most Famous Wine

02 MAR 14

ROSEMOUNT ESTATE
The prestige wine of Australia

LINDEMANS
making life more enjoyable

26 February 2002

The Manager
Stop 3-9
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street N W
WASHINGTON D C 20549

SEC EXEMPTION NO 82-2692

Dear Sir/Madam

SOUTHCORP LIMITED - FILE 82-2692

We enclose herewith for filing a copy of a notice that was lodged with the Australian Stock Exchange today.

The notice is to be filed with respect to the Company's obligation pursuant to Rule 12g3-2(b). Please acknowledge receipt of this letter by stamping and returning the enclosed copy in the self addressed envelope provided for your convenience.

Yours faithfully
SOUTHCORP LIMITED

M M HUDSON
COMPANY SECRETARY

Encl

cc: Mark R. Saunders, Greenberg Traurig

SOUTHCORP
Southcorp Limited ABN 80 007 722 643
403 Pacific Highway, Artarmon NSW 2064, P.O. Box 366, Artarmon NSW 1570, Australia
Telephone +61 2 9465 1128 Facsimile: +61 2 9465 1182 E-mail: nick.mowat @southcorp.com.au

Penfolds
Australia's Most Famous Wine

ROSEMOUNT ESTATE
The prestige wine of Australia

LINDEMANS
making life more enjoyable

26 February 2002

02 MAR 14 AM 8:50

Manager Announcements
Company Announcements Office
Australian Stock Exchange Limited
10th Floor
20 Bond Street
Sydney NSW 2000

Dear Sir

2001/2002 HALF-YEAR REPORTS

In accordance with Listing Rule 4.2, attached are the Company's reports for the six months ended 31 December 2001, comprising:-

1. Directors' Report
2. Appendix 4B – Half-Yearly Report
3. Directors' Declaration
4. Auditors' Independent Review Report
5. Media Release

Yours faithfully,
SOUTHCORP LIMITED

M M HUDSON
COMPANY SECRETARY

Encls.

SOUTHCORP
Southcorp Limited ABN 80 007 722 643
403 Pacific Highway, Artarmon NSW 2064, P.O. Box 366, Artarmon NSW 1570, Australia
Telephone +61 2 9465 1128 Facsimile: +61 2 9465 1182 E-mail: nick.mowat@southcorp.com.au

DIRECTORS' REPORT

The Directors present their report together with the consolidated financial report of Southcorp Limited ("the Company"), for the half-year ended 31 December 2001 and the auditors' review report thereon.

Directors

The Directors of the Company during or since the end of the half-year are:

Richard H Allert, AM, FCA
Chairman, Non-Executive Director
A Director since August 1983; appointed Chairman in November 1989.

Donald R Argus, AO, FAIBF FCPA
Non-Executive Director
A Director since May 1999.

T Brian Finn, AO, FIE (Aust), FTSE, FUTS, FACS
Non-Executive Director
A Director since August 1994; retired as Deputy Chairman in November 2001.

Stephen Gerlach, LL B
Non-Executive Director
A Director since August 1994.

Keith M Lambert, Hons. BA, CA (Ontario)
Managing Director, Chief Executive Officer
Appointed Managing Director, Chief Executive Officer on 30 June 2001.

Helen A Lynch, AM
Non-Executive Director
A Director since July 1996.

Andrew G Oatley
Non-Executive Director
A Director since February 2001.

Robert I Oatley, BEM
Non-Executive Director
Appointed a Director and Deputy Chairman in November 2001.

Richard F E Warburton
Non-Executive Director
A Director since June 1993.

Group Review

The consolidated entity achieved a profit after tax of $210 million for the six months ended 31 December 2001, a rise of 162% on the comparable period last year, assisted by the sale of the Water Heater businesses which recorded a profit after tax of $130 million. The profit from the sale of the Water Heater businesses included a provision for the forthcoming sale of the remaining United States business, corporate restructuring costs and Water Heater sale transaction costs. Excluding the profit contribution from the sale of the Water Heater business, profit after tax but before amortisation grew 16% to $101 million.

Earnings Before Interest, Tax and Amortisation (EBITA) increased 11% to $167.3 million, with the earnings contribution from Rosemount Estates in the six months to December 2001 more than off-setting the absence of earnings from the Packaging business in the prior corresponding period.

Earnings per share before goodwill amortisation increased 129% to 31.3 cents per share due to the growth in profit, notwithstanding the increase in shares from the issue of 94.3 million shares to help fund the acquisition of Rosemount Estates completed on 27 February 2001.

Total sales declined 22% to $1.1 billion due to the sale of Packaging but were assisted by an increase in Wine revenues following the acquisition of Rosemount Estates.

In the Wine business, sales rose 71% to $711 million and EBITA rose 137% to $138.7 million benefiting from the merger with Rosemount Estates in February 2001.

On a like for like basis, Wine sales rose 18% to $711 million and EBITA rose 26% to $138.7 million, driven by the performance of the Penfolds, Rosemount and Lindemans brands in international markets. These brands now represent around 75% of total table wine sales compared with 69% in the prior comparable period.

Nearly half of Southcorp's wine earnings in the first half came from North America where EBITA grew 53% to $65.8 million. The performance in Europe was also strong with earnings up 33% to $34.4 million. Overall International growth was 45% with EBITA rising to $100.2 million. Australasian earnings declined by 6% to $38.5 million.

Dividend

Directors have declared an interim dividend of 11.0 cents per share fully franked. This compares to the previous interim dividend of 10.0 cents per share 50% franked. The dividend will be paid on 1 July 2002 to shareholders registered as at 27 May 2002. Shares will be quoted ex-dividend on the Australian Stock Exchange from 21 May 2002.

Overview

The first half result was driven by strong earnings growth in Wine and a profit on the sale of the non-core Water Heater business. The result also reflects early benefits from the Company's merger with Rosemount Estates, including very strong international growth and operating efficiency improvements across the business.

The consolidated entity remains on track to achieve approximately $15 million of integration benefits this financial year, with $5 million achieved in the half year ended 31 December 2001.

Wine operating cash flow rose 88% to $40 million for the period, due to increased profit, reduced capital expenditure and working capital management.

Penfolds achieved 58% volume growth and 91% revenue growth in the first half and the Company is therefore already ahead of plan to meet its 5 million case, 23% per annum growth target over 5 years announced last November. The successful launch of the new Thomas Hyland range and release of the Rawsons Retreat range into the United States saw Penfolds first half sales exceed the total volume of Penfolds exported to that market during the whole of last year.

The Company has virtually completed its exit from its Water Heater businesses. Negotiations are at an advanced stage with a purchaser for the North American business, which is now carried at its estimated realisable value, and the Company remains on track to complete the exit from its Water Heater businesses this financial year. Following the receipt of funds from the sale of Water Heater businesses after the balance date, gearing (net debt/equity) has fallen from 78% last year to the current level of around 43%.

Outlook

The international outlook for the Company's wine brands remains positive despite increased competition in all markets. In the second half, the Company expects to achieve solid volume growth for Rosemount, Lindemans, Wynns and Penfolds, as new products are released into the key US market.

Directors believe that the Company is well positioned to continue its solid growth for the full year.

Rounding Off

The Company is of a kind referred to in ASIC Class Order 98/100 dated 10 July 1998 and, in accordance with that Class Order, amounts in the financial report and Directors' report have been rounded off to the nearest thousand dollars, unless otherwise stated.

Signed in accordance with a resolution of the Directors.

R H Allert, Director

Adelaide, South Australia
26 February 2002

Penfolds
Australia's Most Famous Wine

ROSEMOUNT ESTATE
The prestige wine of Australia

LINDEMANS
making life more enjoyable

Appendix 4B

Half Yearly Report

Name of entity

Southcorp Limited

ACN or ARBN	Half yearly (tick)	Preliminary final (tick)	Half year ended ('current period')
007 722 643	✓		31 December 2001

For announcement to the market

				$A'000	
Revenues from ordinary activities (item 1.1)	up	23.5%	to	1,768,155	
Profit (loss) from ordinary activities after tax (before amortisation of goodwill) attributable to members (item 1.20)	up	169.2%	to	230,214	*
Profit (loss) from ordinary activities after tax attributable to members (item 1.23)	up	161.5%	to	210,052	*
Profit (loss) from extraordinary activities after tax attributable to members (item 2.5)				-	
Net profit (loss) for the period attributable to members (item 1.11)	up	161.5%	to	210,052	*

Dividends	Amount per security	Franked amount per security
Interim dividend (item 15.6)	11.0c	11.0c at 30% tax
Previous corresponding period (item 15.7)	10.0c	5.0c at 30% tax

Record date for determining entitlements to the dividend (see item 15.2): Monday 27 May 2002

Brief explanation of omission of directional and percentage changes to profit in accordance with Note 1 and short details of any bonus or cash issue or other item(s) of importance not previously released to the market: Nil

* These amounts include the net profit after tax recognised on the disposal of the Water Heater and Clean Air Systems businesses

	$A'000
Net profit before tax	159,389
Income tax expense	29,514
Net profit after tax	129,875

Consolidated statement of financial performance

		Current period $A'000	Previous corresponding period - $A'000
1.1	Revenues from ordinary activities (see item 1.26)	**1,768,155**	1,431,749
1.2	Expenses from ordinary activities (see items 1.27.5)	**1;454,947**	1,282,740
1.3	Borrowing costs	**46,592**	39,467
1.4	Share of net profit (loss) of associates and joint venture entities (see item 16.7)	**178**	(157)
1.5	**Profit (loss) from ordinary activities before tax**	**266,794**	109,385
1.6	Income tax on ordinary activities	**56,266**	28,292
1.7	**Profit (loss) from ordinary activities after tax**	**210,528**	81,093
1.8	Profit (loss) from extraordinary activities after tax (see item 2.5)	-	-
1.9	**Net profit (loss)**	**210,528**	81,093
1.10	Net profit (loss) attributable to outside equity interests	**476**	774
1.11	**Net profit (loss) for the period attributable to members**	**210,052**	80,319
1.11.1	Decrease in equity on the initial adoption of AASB 1041 "Revaluation of Non-Current Assets"	-	(107,496)
1.11.2	Increase in equity on the initial adoption of AASB 1037 "Self-Generating and Regenerating Assets"	-	40,725
1.11.3	Net exchange differences on translation of financial statements of self-sustaining foreign operations	**(4,401)**	9,337
1.11.4	**Total revenues, expenses and valuation adjustments attributable to members recognised directly in equity**	**(4,401)**	(57,434)
1.11.5	**Total changes in equity from non-owner transactions attributable to members**	205,651	22,885
1.11.6	Basic earnings per share	**28.5 cents**	12.8 cents
1.11.7	Diluted earnings per share	**28.4 cents**	12.8 cents

Consolidated retained profits

		Current period $A'000	Previous corresponding period - $A'000
1.12	Retained profits at the beginning of the financial period	**515,068**	454,603
1.13	Net profit (loss) attributable to members (item 1.11)	**210,052**	80,319
1.14	Net transfer from reserves	-	-
1.15	Net effect of changes in accounting policies: Adjustments to retained profits at the beginning of financial period on initial adoption of: AASB 1041 *Revaluation of Non-Current Assets* AASB 1037 *Self-Generating and Regenerating Assets*	 - -	 (51,300) 40,725
1.15.1	**Total available for appropriation**	**725,120**	524,347
1.16	Dividends and other equity distributions paid or payable	**81,258**	62,806
1.17	**Retained profits at end of financial period**	**643,862**	461,541

Profit restated to exclude amortisation of goodwill

		Current period $A'000	Previous corresponding period - $A'000
1.18	Profit (loss) from ordinary activities after tax before outside equity interests (items 1.7) and amortisation of goodwill	**230,690**	86,302
1.19	Less (plus) outside equity interests	**476**	774
1.20	**Profit (loss) from ordinary activities after tax (before amortisation of goodwill) attributable to members**	**230,214**	85,528

Profit (loss) from ordinary activities attributable to members

		Current period $A'000	Previous corresponding period - $A'000
1.21	Profit (loss) from ordinary activities after tax (item 1.7)	**210,528**	81,093
1.22	Less (plus) outside equity interests	**476**	774
1.23	**Profit (loss) from ordinary activities after tax attributable to members**	**210,052**	80,319

Revenues and expenses from ordinary activities

		Current period $A'000	Previous corresponding period - $A'000
1.24	Sales revenue	**1,067,737**	1,364,895
1.25	Other revenue	**700,418**	66,854
1.26	**Total revenue from ordinary activities**	**1,768,155**	1,431,749
1.27.1	Cost of goods sold	**635,566**	977,503
1.27.2	Selling, marketing and distribution expenses	**242,121**	193,243.
1.27.3	Administration expenses	**50,190**	66,015
1.27.4	Other expenses from ordinary activities	**527,070**	45,979
1.27.5	**Total expenses from ordinary activities**	**1,454,947**	1,282,740

Revenues and expenses from ordinary activities (continued)

		Current period $A'000	Previous corresponding period $A'000
1.28	Individually significant items		
1.28.1	Proceeds from sale of businesses and controlled entities (included in item 1.25)	618,994	-
1.28.2	Written down value of net assets and other expenses of businesses and controlled entities disposed and related restructuring costs (included in item 1.27.4)	459,605	-
		159,389	-
1.29	Depreciation and amortisation excluding amortisation of intangibles (see item 2.3)	35,646	55,826
1.30	Interest costs excluded from borrowing costs, capitalised in asset values	8,339	8,709
1.31	Outlays capitalised in intangibles (unless arising from an acquisition of a business)	-	-

Intangible and extraordinary items

		Consolidated - current period			
		Before tax $A'000	Related tax $A'000	Related outside equity interests $A'000	Amount (after tax) attributable to members $A'000
2.1	Amortisation of goodwill	20,162	-	-	20,162
2.2	Amortisation of other intangibles	704	-	-	704
2.3	**Total amortisation of intangibles**	20,866	-	-	20,866
2.4	Extraordinary items	Nil	Nil	Nil	Nil
2.5	**Total extraordinary items**	-	-	-	-

Comparison of half year profits

(Preliminary final report only)

		Current year $A'000	Previous year $A'000
3.1	Consolidated profit (loss) from ordinary activities after tax attributable to members reported for the 1st half year (item 1.23 in the half yearly report)		
3.2	Consolidated profit (loss) from ordinary activities after tax attributable to members reported for the 2nd half year		

Consolidated statement of financial position

		At end of current period $A'000	As shown in last annual report $A'000	As in last half yearly report $A'000
	Current assets			
4.1	Cash	**112,501**	113,282	124,581
4.2	Receivables	**1,197,236**	553,680	601,450
4.3	Investments	**-**	-	-
4.4	Inventories	**557,049**	678,449	636,346
4.5	Tax assets	**-**	-	-
4.6	Other	**18,396**	20,178	33,905
4.7	**Total current assets**	**1,885,182**	1,365,589	1,396,282
	Non-current assets			
4.8	Receivables	**188,909**	174,299	64,458
4.9	Investments (equity accounted)	**32,888**	31,158	31,585
4.10	Other investments	**46,695**	46,969	4,559
4.11	Inventories	**219,170**	289,007	180,010
4.12	Exploration and evaluation expenditure capitalised	**-**	-	-
4.13	Development properties (mining entities)	**-**	-	-
4.14	Other property, plant and equipment (net)	**627,615**	821,751	1,224,064
4.14.1	Grape vines	**210,355**	167,729	165,478
4.15	Intangibles (net)	**1,303,688**	1,438,068	262,792
4.16	Tax assets	**34,791**	41,206	40,672
4.17	Other	**5,493**	15,054	27,222
4.18	**Total non-current assets**	**2,669,604**	3,025,241	2,000,840
4.19	**Total assets**	**4,554,786**	4,390,830	3,397,122
	Current liabilities			
4.20	Payables	**248,793**	384,152	327,849
4.21	Interest bearing liabilities	**158,326**	47,395	72,950
4.22	Tax liabilities	**33,895**	1,419	779
4.23	Provisions	**203,311**	285,128	153,973
4.24	Other	**-**	-	-
4.25	**Total current liabilities**	**644,325**	718,094	555,551
	Non-current liabilities			
4.26	Payables	**168**	169	603
4.27	Interest bearing liabilities	**1,528,481**	1,476,902	1,193,171
4.28	Tax liabilities	**88,887**	88,648	116,669
4.29	Provisions	**46,702**	42,119	70,866
4.30	Other	**-**	-	-
4.31	**Total non-current liabilities**	**1,664,238**	1,607,838	1,381,309
4.32	**Total liabilities**	**2,308,563**	2,325,932	1,936,860
4.33	**Net assets**	**2,246,223**	2,064,898	1,460,262
	Equity			
4.34	Capital	**1,482,596**	1,417,028	881,528
4.35	Reserves	**119,758**	124,160	111,867
4.36	Retained profits	**643,862**	515,068	461,541
4.37	Equity attributable to members of the parent entity	**2,246,216**	2,056,256	1,454,936
4.38	Outside equity interests in controlled entities	**7**	8,642	5,326
4.39	**Total equity**	**2,246,223**	2,064,898	1,460,262
4.40	Preference capital and related premium included as part of 4.37	**-**	-	-

5 **Exploration and evaluation expenditure capitalised** - not applicable

6 **Development properties** - not applicable -

Consolidated statement of cash flows

		Current period $A'000	Previous corresponding period $A'000
	Cash flows related to operating activities		
7.1	Cash receipts in the course of operations	1,145,078	1,491,918
7.2	Cash payments in the course of operations	(1,043,525)	(1,354,043)
7.7	Income taxes paid	(20,961)	(26,536)
7.8	Other	-	-
7.9	**Net operating cash flows**	80,592	111,339
	Cash flows related to investing activities		
7.3	Dividends received from associates	-	364
7.4	Other dividends received	44	71
7.10	Payments for property, plant and equipment and grape vines	(67,710)	(59,904)
7.11	Proceeds from sale of property, plant and equipment	353	23,189
7.12	Payments for equity accounted investments	(2,367)	-
7.12.1	Payments for equity investments	-	(4,551)
7.12.2	Payments for controlled entities , net of cash acquired	(783)	-
7.13	Proceeds from sale of equity investments	-	-
7.13.1	Proceeds from disposal of controlled entities and businesses, net of cash disposed (see discontinuing operations)	(12,833)	-
7.16	Payments for transaction and restructure costs of controlled entities and businesses acquired and disposed	(25,126)	(4,828)
7.16.1	Other payments	(1,831)	(1,616)
7.17	**Net investing cash flows**	(110,253)	(47,275)
	Cash flows related to financing activities		
7.18	Proceeds from issues of shares	45,867	9,749
7.19	Proceeds from borrowings	499,656	57,240
7.20	Repayment of borrowings	(337,078)	-
7.14	Loans made	(5,398)	(3,640)
7.15	Proceeds from repayment of loans	8,815	11,929
7.5	Interest and other items of a similar nature received	7,672	4,363
7.6	Interest and other costs of finance paid	(45,553)	(36,529)
7.21	Dividends paid	(144,016)	(106,368)
7.22	Other	-	-
7.23	**Net financing cash flows**	29,965	(63,256)
7.24	**Net increase (decrease) in cash held**	304	808
7.25	Cash at beginning of period (see reconciliation of cash)	72,305	48,953
7.26	Exchange rate adjustments to item 7.25	577	3,817
7.27	**Cash at end of period** (see reconciliation of cash)	73,186	53,578

Non-cash financing and investing activities

Refer to item 12 Discontinuing operations for details relating to the proceeds received since 31 December 2001 for the disposal of the Water Heater business.

During the current period, a total of 2,740,000 (2000: 300,000) ordinary fully paid shares were issued under the Southcorp Executive Share and Option Plan for which loans of $19,701,000 (2000: $1,446,000) were made by the Company.

Reconciliation of cash

Reconciliation of cash at end of period (as shown in the consolidated statement of cash flows) to the related items in the accounts is a follows:	Current period $A'000	Previous corresponding period - $A'000
8.1 Cash on hand and at bank	**87,331**	116,274
8.2 Deposits at call	**25,170**	8,307
8.3 Bank overdraft	**(9,315)**	(24,241)
8.4 Other - Short term bank loans	**(30,000)**	(46,762)
8.5 **Total cash at end of period** (item 7.27)	**73,186**	53,578

Ratios

	Current period	Previous corresponding period
Profit before tax / revenue 9.1 Consolidated profit (loss) from ordinary activities before tax (item 1.5) as a percentage of revenue (Item 1.1)	**15.1%**	7.6%
Profit after tax / equity interests 9.2 Consolidated net profit (loss) from ordinary activities after tax attributable to members (Item 1.11) as a percentage of equity (similarly attributable) at the end of the period (Item 4.37)	**9.4%**	5.5%

Earnings per security (EPS)

10.1 Calculation of basic, and fully diluted, EPS in accordance with AASB 1027: Earnings per Share

	Current period	Previous corresponding period
(a) Basic EPS	**28.5 cents**	12.8 cents
(b) Diluted EPS	**28.4 cents**	12.8 cents
(c) Weighted average number of ordinary shares outstanding during the period used in the calculation of the Basic EPS	**736,444,451**	626,783,029

NTA backing

	Current period	Previous corresponding period
11.1 **Net tangible asset backing per ordinary share**	$1.28	$1.90

Discontinuing operations

12	A plan to dispose of the Water Heater businesses was approved by the Board of Directors and announced during the financial period ended 30 June 2001. In December 2001 the consolidated entity signed individual contracts to sell the Australasian Water Heater and Clean Air Systems businesses. Proceeds of $590,400,000 have been received since 31 December 2001 and the balance is due to be received by 30 June 2002. The American Water Heater business is expected to be disposed prior to 30 June 2002.

Control gained over entities having a material effect

13.1	Name of entity (or group of entities)	N/A
		$A'000
13.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the entities since the date in the current period on which control was acquired	
13.3	Date from which such profit has been calculated	
13.4	Profit (loss) from ordinary activities and extraordinary items after tax of the entities for the whole of the previous corresponding period	

Loss of control of entities having a material effect

14.1	Name of businesses and controlled entity (or group of entities)	Australasian Water Heater and Clean Air Systems
		$A'000
14.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the entities for the current period to the date of loss of control	23,638
14.3	Date to which the profit (loss) in item 14.2 has been calculated	31 December 2001
14.4	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the entities while controlled during the whole of the previous corresponding period	23,657
14.5	Contribution to consolidated profit (loss) from ordinary activities and extraordinary items after tax and other expenses and related restructure costs from disposal of interests in businesses and controlled entities	129,875

Dividends

15.1	Date the dividend is payable	Monday 1 July 2002
15.2	Record date to determine entitlements to the dividends (ie, on the basis of registrable transfers received up to 5.00 pm if paper based, or by "End of Day" if a proper SCH transfer)	Monday 27 May 2002
15.3	If it is a final dividend, has it been declared? *(Preliminary final report only)*	

Amount per security

			Amount per security	Franked amount per security
	(Preliminary final report only)			
15.4	**Final dividend**	**Current year**	**N/A**	**N/A**
15.5		Previous year	N/A	N/A
15.6	**Interim dividend**	**Current year**	**11.0c**	**11.0c at 30% tax**
15.7	Interim dividend	Previous year	10.0c	5.0c at 30% tax

For the above period, the amount of foreign source dividend per security was nil.

Total dividend per security

(Preliminary final report only)

		Current year	Previous year
15.8	Ordinary securities	**N/A**	N/A
15.9	Preference securities	**N/A**	N/A

Interim Dividend

(Half year report only)

		Current period $A'000	Previous corresponding period - $A'000
15.10	Ordinary securities	**81,236**	62,803
15.11	Preference securities	N/A	N/A
15.12	**Total**	**81,236**	62,803

The dividend plan shown below has been suspended and is not in operation.

The Southcorp Limited Dividend Reinvestment Plan remains suspended

The last date for receipt of election notices for the dividend plan: N/A

Any other disclosures in relation to dividends.

Nil

Details of aggregate share of profits (losses) of associates and joint venture entities

		Current period $A'000	Previous corresponding period - $A'000
16.1	Profit (loss) from ordinary activities before tax	**566**	315
16.2	Income tax on ordinary activities	**(388)**	(472)
16.3	**Profit (loss) from ordinary activities after tax**	**178**	(157)
16.4	Extraordinary items net of tax	-	-
16.5	Net profit (loss)	**178**	(157)
16.6	Adjustments	-	-
16.7	Share of net profit (loss) of associates and joint venture entities	**178**	(157)

Material interests in entities which are not controlled entities

	Name of entity	*Percentage of ownership interest held at end of period*		*Contribution to net profit (loss) (Item 1.9)*	
		Current period %	Previous corresponding period	**Current period $A'000**	Previous corresponding period - $A'000
17.1	**Equity accounted associates and joint venture entities** Not Applicable				
17.2	**Total**			-	-
17.3	**Other material interests**	Not Applicable			

Issued and quoted securities at end of current period

	Category of securities (All securities are fully paid)	Number issued	Number quoted		
18.1	**Preference securities**	Nil	Nil		
18.2	Issued during current period	Nil	Nil		
18.3	**Ordinary Securities**				
	At end of current period				
	Fully paid ordinary shares	738,153,605	737,653,605		
18.4	Issued during current period	12,372,623	12,372,623		
18.5	**Convertible debt securities**	Nil	Nil	Nil	Nil
18.6	Issued during current period	Nil	Nil	Nil	Nil
18.7	**Options**			Exercise price	Expiry date
	At end of current period				
	Fully paid ordinary shares	150,000	Nil	5.38	30 Jun 2002
	Fully paid ordinary shares	75,000	Nil	5.57	30 Sep 2002
	Fully paid ordinary shares	140,000	Nil	5.55	30 Sep 2002
	Fully paid ordinary shares	360,000	Nil	5.17	30 Sep 2003
	Fully paid ordinary shares	25,000	Nil	5.19	30 Sep 2003
	Fully paid ordinary shares	250,000	Nil	5.19	31 Dec 2006
	Fully paid ordinary shares	666,667	Nil	5.47	28 Oct 2004
	Fully paid ordinary shares	3,801,550	Nil	4.65	31 Oct 2004
	Fully paid ordinary shares	2,765,000	Nil	5.38	30 Sep 2009
	Fully paid ordinary shares	75,000	Nil	4.59	30 Sep 2009
	Fully paid ordinary shares	250,000	Nil	4.70	30 Sep 2009
	Fully paid ordinary shares	30,000	Nil	4.47	30 Jun 2010
	Fully paid ordinary shares	1,800,000	Nil	4.54	31 Dec 2005
	Fully paid ordinary shares	210,000	Nil	6.50	31 Dec 2010
	Fully paid ordinary shares	945,000	Nil	7.19	30 June 2011
	Fully paid ordinary shares	2,000,000	Nil	6.83	31 Oct 2011
18.8	Issued during current period				
	Fully paid ordinary shares	945,000	Nil	7.19	30 Jun 2011
	Fully paid ordinary shares	2,000,000	Nil	6.83	31 Oct 2011

Issued and quoted securities at end of current period (continued)

	Number issued	Number quoted	Exercise price	Expiry date
18.9 Exercised during current period				
Fully paid ordinary shares	8,307,823	Nil	4.75	15 Jun 2003
Fully paid ordinary shares	313,000	Nil	4.46	30 Sep 2001
Fully paid ordinary shares	105,000	Nil	5.55	30 Sep 2002
Fully paid ordinary shares	175,000	Nil	5.17	30 Sep 2003
Fully paid ordinary shares	150,000	Nil	4.66	31 Dec 2006
Fully paid ordinary shares	421,800	Nil	4.65	31 Oct 2004
Fully paid ordinary shares	160.000	Nil	5.38	30 Sep 2009
18.10 Lapsed during current period				
Fully paid ordinary shares	193,177	Nil	4.75	15 Jun 2003
Fully paid ordinary shares	79,200	Nil	4.65	31 Oct 2004
Fully paid ordinary shares	20,000	Nil	5.38	30 Sep 2009
18.11 **Debentures**	Nil	Nil	Nil	Nil
18.12 **Unsecured notes**	Nil	Nil	Nil	Nil

Income tax expense

	Current period **$A'000**	Previous corresponding period $A'000
Major reasons for the half-year ended 31 December 2001 tax rate varying by more than 15% from the prima facie tax rate of 30% (2000: 34%) are as follows		
Income tax expense calculated on profit from ordinary activities at 30% (2000: 34%)	**80,038**	37,191
Increase (decrease) in tax expense due to:		
- non-assessable profits on sale of businesses, controlled entities and other assets	**(22,733)**	(1,355)
- amortisation of intangible assets	**6,135**	1,585
- income tax over provided in previous years	**(3,716)**	(1,914)
- restatement of deferred tax balances to reflect future change in income tax rate	**-**	(2,983)
- recognition of prior years tax losses not previously brought to account	**(5,474)**	(3,487)
- other items	**2,016**	(745)
Income tax expense relating to profit from ordinary activities	**56,266**	28,292

Report for business segments

	Revenue		Profit from ordinary activities before income tax	
	Current period $A'000	Previous corresponding period $A'000	**Current period $A'000**	Previous corresponding period $A'000
Business segments				
Wine	**757,862**	447,617	**120,233**	57,872
Water Heater	**976,778**	332,640	**189,622**	39,373
Packaging	-	630,399	-	52,191
Total for segments	**1,734,640**	1,410,656	**309,855**	149,436
Unallocated	**25,964**	16,749	**(4,021)**	(4,928)
Net borrowing costs	**7,551**	4,344	**(39,040)**	(35,123)
Consolidated	**1,768,155**	1,431,749	**266,794**	109,385

Compilation of segment information

The consolidated entity operated in the following industries:

Wine - including viticulture and production of table, sparkling and fortified wines.

Water Heater - including the manufacture of domestic and commercial water heaters and clean air systems.

Packaging - included the manufacture of industrial and consumer packaging.

Revenue includes sales and other revenue and represents external sales only as inter-segment sales are negligible.

Comments by Directors

Comments by the Directors on the results and any material factors which affected the earnings of the economic entity for the financial year are included in the attached media release.

19.1 Basis of accounts preparation

The half-year consolidated financial report is a general purpose financial report which has been prepared in accordance with the requirements of the Corporations Act 2001, Accounting Standard AASB 1029 "Interim Financial Reporting", the recognition and measurement requirements of applicable AASB standards, other authoritative pronouncements of the Australian Accounting Standards Board and Urgent Issues Group consensus views. This half-year financial report is to be read in conjunction with the 30 June 2001 Annual Financial Report and any public announcements by Southcorp Limited and its controlled entities during the half-year in accordance with continuous disclosure obligations arising under the Corporations Act 2001 and ASX Listing Rules.

It has been prepared on the basis of historical costs and except where stated, does not take into account changing money values or current valuations of non-current assets. These accounting policies have been consistently applied by each entity in the consolidated entity and, except where there is a change in accounting policy, are consistent with those applied in the 30 June 2001 Annual Financial Report.

This half-year report does not include full note disclosures of the type normally included in an annual financial report.

Some line items and sub-totals reported in the previous financial year have been reclassified and repositioned in the financial statements as a result of the first time application for interim reporting on 1 July 2001 of the revised standards AASB 1018 "Statement of Financial Performance", AASB 1029 "Interim Financial Reporting" and the new AASB "1040 Statement of Financial Position."

As a result of these standards, the following assets and liabilities have been removed from previous classifications and are disclosed as separate line items on the face of the statement of financial position:
- investments accounted for using the equity method, previously presented within other financial assets
- deferred tax assets, previously presented within other non-current assets
- current tax liabilities, previously presented within current provisions
- deferred tax liabilities, previously presented within non-current provisions

The consolidated entity has also applied the following revised accounting standards for the first time from 1 July 2001:
AASB 1005 "Segment Reporting" and AASB 1027 "Earnings Per Share". The adoption of AASB 1005 has resulted in changes in the comparative information due to the changes in the definitions of segment revenues and expenses. The financial effect of the change is to reduce in total comparative segment revenues by $4,257,000 and an increase in total comparative segment result by $1,052,000.
The effect of adopting the revised standard AASB 1027 is not material.

The financial report should be read in conjunction with the attached media release.

19.2 Material factors affecting the revenues and expenses of the consolidated entity for the current period:

Refer attached Media Release.

Comments by Directors (continued)

19.3 Description of each event since the end of the current period which has had a material effect and is not related to matters already reported, with financial effect quantified if possible:

> There are no such material events

19.4 *Franking credits available and prospects for paying fully or partly franked dividends for at least the next year:*

> As at 31 December 2001, the balance of the franking account adjusted for franking credits which will arise from the payment of income tax provided for in the financial statements, and after deducting franking credits to be used in the payment of the current year's interim ordinary dividends, is a surplus of $85,581,000.
>
> The Directors have declared a 100% franked Class C (at 30% tax) interim dividend.
>
> Based on current forecasts, the Directors anticipate being able to pay dividends franked to the extent of at least 100% for the next year.

19.5 Changes in accounting policies and estimation methods since the last annual report are disclosed as follows:

> Other than matters included in 19.1, there are no material changes

19.6 Revisions in estimates are disclosed as follows - nature and amount of revisions in estimates of amounts reported in previous annual reports if those revisions have a material effect in this half year.

> There are no material changes

19.7 Changes in contingent liabilities or assets since last annual report are disclosed as follows.

> There are no material changes

Annual meeting
(Preliminary final report only)

The annual meeting will be held as follows:

Place	N/A
Date	N/A
Time	N/A
Date the annual report will be available	N/A

Compliance statement

1 This report has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act 2001 or other accounting standards acceptable to the ASX.

Identify other standards used: None

2 This report and the financial statements prepared under the Corporations Act 2001 use the same accounting policies.

3 This report does give a true and fair view of the matters disclosed.

4 This report is based on financial statements to which one of the following applies:
(Tick one)

☐	The financial statements have been audited.	✓	The financial statements have been subject to review.
☐	The financial statements are in the process of being audited or subject to review.	☐	The financial statements have *not* yet been audited or reviewed.

5 If the accounts have been or are being audited or subject to a review and the audit report is not attached, details of any qualifications will follow immediately they are available.

6 The entity has a formally constituted audit committee.

Sign here: .... Date: 26 February 2002
Company Secretary

Print name: Martin Hudson

DIRECTORS' DECLARATION

In the opinion of the Directors of Southcorp Limited:

1. the financial statements and notes set out on pages 1 to 16, are in accordance with the Corporations Act 2001, including:

   a) giving a true and fair view of the financial position of the consolidated entity as at 31 December 2001 and of its performance, as represented by the results of its operations and cash flows for the half-year ended on that date; and

   b) complying with Accounting Standard AASB 1029 "Interim Financial Reporting" and the Corporations Regulations 2001; and

2. there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

Signed in accordance with a resolution of the Directors.

R H Allert, Director

Adelaide, South Australia
26 February 2002

KPMG

Independent review report to the members of Southcorp Limited

Scope

We have reviewed the financial report of Southcorp Limited for the half-year ended 31 December 2001 in the form of Appendix 4B of the Australian Stock Exchange Listing Rules, consisting of the statement of financial performance, statement of financial position, statement of cash flows, accompanying notes and the directors' declaration set out on pages 1 to 17, but excluding the following sections:

a) Material factors affecting the revenues and expenses of the consolidated entity for the current period (page 14);

b) Compliance statements (page 16);

c) Ratios (page 7);

d) NTA backing (page 7).

The financial report includes the consolidated financial statements of the consolidated entity, comprising the Company and the entities it controlled at the end of the half-year or from time to time during the half-year. The Company's directors are responsible for the financial report.

We have performed an independent review of the financial report in order to state whether, on basis of procedures described, anything has come to our attention that would indicate that the financial report is not presented fairly in accordance with Accounting Standard AASB 1029 "Interim Financial Reporting" and other mandatory professional reporting requirements and statutory requirements in Australia so as to present a view which is consistent with our understanding of the consolidated entity's financial position, and performance as represented by the results of its operations and its cash flows and in order for the Company to meet its obligations to lodge the financial report with the Australian Securities and Investments Commission.

Our review has been conducted in accordance with Australian Auditing Standards applicable to review engagements. The review is limited primarily to inquiries of company personnel and analytical procedures applied to the financial data. Our review has not involved a study and evaluation of internal accounting controls, tests of accounting records or tests of responses to inquiries by obtaining corroborative evidence from inspection, observation or confirmation. The

procedures do not provide all the evidence that would be required in an audit, thus the level of assurance is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of Southcorp Limited is not in accordance with:

a) the Corporations Act 2001, including:

   i. giving a true and fair view of the consolidated entity's financial position as at 31 December 2001 and of its performance for the half-year ended on that date; and

   ii. complying with Accounting Standard AASB 1029 "Interim Financial Reporting" and the Corporations Regulations 2001; and

b) other mandatory professional reporting requirements in Australia.

KPMG

KPMG

L J Gulson
Partner

Sydney
26 February 2002

MEDIA RELEASE

INTERNATIONAL GROWTH LIFTS SOUTHCORP WINE PROFIT 26%

26 February 2002

Southcorp Limited 2002 Interim Results Highlights

- Net profit after tax up 162% to $210 million including profit from the sale of Water Heater;
- Net Operating Profit After Tax before Amortisation rose 16% to $101 million;
- Interim dividend raised 10% to 11.0 cents per share fully franked;
- Wine integration virtually complete and on track to deliver at least $50 million in merger benefits;
- Wine Earnings Before Interest, Tax and Amortisation (EBITA) on a like for like basis up 26% to $139 million;
- International Wine EBITA on a like for like basis up 45% to $100 million;
- Wine operating cash flow up 88% to $40 million pretax;
- Penfolds case volume up 58% and revenue up 91%.

Southcorp Limited (Southcorp) achieved a consolidated profit after tax of $210.1 million for the six months ended 31 December 2001, a rise of 162%, the company's Chairman, Mr Rick Allert, announced today. This increase was assisted by the sale of the Water Heater businesses, which recorded a profit after tax of $130 million. The profit from the sale of the Water Heater businesses included a provision for the forthcoming sale of the remaining United States business, the restructuring costs to integrate corporate and wine group operations and Water Heater sale transaction costs. Excluding the profit contribution from the sale of the Water Heater business, profit after tax but before amortisation grew 16% to $101 million.

The result was impacted by a number of changes to the business base including the divestment of most of the Packaging businesses in the prior period and the inclusion of Rosemount Estates in the current period.

Earnings Before Interest, Tax and Amortisation (EBITA) increased 11% to $167.3 million, with the earnings contribution from Rosemount Estates in the six months to December 2001 more than off-setting the absence of earnings from the Packaging business in the prior corresponding period.

Earnings per share before goodwill amortisation increased 129% to 31.3 cents per share due to the growth in profit, notwithstanding the increase in shares from the issue of 94.3 million shares to help fund the acquisition of Rosemount Estates completed on 27 February 2001.

Total sales declined 22% to $1.1 billion due to the sale of Packaging but were assisted by a 71% increase in Wine revenues following the acquisition of Rosemount Estates.

Sales from Southcorp's Wine business rose 71% to $711 million and EBITA rose 137% to $138.7 million benefiting from the merger with Rosemount Estates in February 2001.

On a like for like basis, Wine sales rose 18% to $711 million and EBITA rose 26% to $138.7 million, driven by the performance of the Penfolds, Rosemount and Lindemans brands in international markets. These brands, together with Wynns, now represent around 75% of total table wine sales compared with 69% in the prior comparable period.

Nearly half of Southcorp's wine earnings in the first half came from North America where EBITA grew 53% to $65.8 million. The performance in Europe was also strong with earnings up 33% to $34.4 million. Overall International growth was 45% with EBITA rising to $100.2 million. Australasian earnings declined by 6% to $38.4 million.

DIVIDEND

Directors have declared an interim dividend of 11.0 cents per share fully franked. This compares to the previous interim dividend of 10.0 cents per share 50% franked. The dividend will be paid on 1 July 2002 to shareholders registered as at 27 May 2002. Shares will be quoted ex-dividend on the Australian Stock Exchange from 21 May 2002.

OVERVIEW

Southcorp's Managing Director and Chief Executive Officer, Mr Keith Lambert, said: "Our first half result was driven by strong earnings growth in Wine and a profit on the sale of the non-core Water Heater business. The result also reflects early benefits from our merger with Rosemount Estates including very strong international growth and pleasing operating efficiency improvements across the business. We are on track to achieve around $15 million of integration benefits this year with around $5 million achieved in the 6 months to December 2001."

"A pleasing aspect for the period was the 88% rise in Wine operating cash flow to $40 million for the six months to December 2001 due to increased profit, reduced capital expenditure and working capital management".

SOUTHCORP LIMITED PROFIT STATEMENT			
($million)	H1 2001	H1 2002	Chge
Sales Revenue*	$1,365	$1,068	-21.8%
Wine	$417	$711	+70.5%
Discontinued businesses	$948	$357	-62.3%
EBITA	$151.1	$167.3	+10.7%
Wine	$58.5	$138.7	+136.9%
Discontinued businesses	$92.6	$28.6	-69.1%
Net Borrowing Costs	$35.1	$39.0	+11.2%
Tax	$28.3	$26.8	-5.4%
Outside Equity Interests	$0.8	$0.5	
NOPAT *(before amortisation)*	$87.0	$101.0	+16.2%
Amortisation	$6.6	$20.9	+214.3%
NOPAT	$80.3	$80.2	-0.2%
Profit after tax on sale of businesses	$0.0	$129.9	
NPAT	$80.3	$210.1	+161.5%
* *Does not include Other Revenue*			

The company has virtually completed its exit from its Water Heater business. Negotiations are at an advanced stage with a purchaser for the North American business, which is now carried at a written down value for sale. Mr Lambert said "We remain on track to complete the exit from the Water Heater business this financial year." Following the receipt of funds from the sale of the Water Heater business after the balance date, gearing (net debt/equity) has fallen from 78% last year to the current level of around 43%.

Mr Lambert said he was particularly pleased with the Penfolds 58% volume growth and 91% revenue growth in the first half. This means that Southcorp is already ahead of plan to meet its 5 million case, 23% per annum growth target over 5 years announced last November. The successful launch of the new Thomas Hyland range and release of the Rawsons Retreat range into the United States saw Penfolds first half sales exceed the total volume of Penfolds exported to that market during the whole of last year.

OUTLOOK

The international outlook for our wine brands remains positive despite increased competition in all markets. Mr Lambert said, "In the second half we expect to achieve solid volume growth for our core brands of Rosemount, Lindemans, Wynns and Penfolds as we continue our release of new products into the key US market. I believe we are well positioned to continue our solid growth for the full year."

For further information, please contact:

Keith M. Lambert
Managing Director
Chief Executive Officer,
Southcorp Limited
Ph: 02 9465 121 1

Glen Cunningham
Executive General Manager Corporate Affairs
Southcorp Limited
Mobile: 0412 058 773

www.southcorp.com.au contains copies of the press release.